October 29, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: O. Nichole Holden

      Re:  Pro Squared, Inc. (the "Company")
           Form 8-K filed October 22, 2004
           Letter Dated October 29, 2004

Dear Ms. Holden:

      In response to your letter, referenced above, relating to the referenced Form 8-K filing reporting the termination of the Company's prior audit firm, please find the following responses:

      1. The background of the termination of the Company's relationship with its former accountants, Thomas Leger & Co., L.L.P. ("TL&C"), is as follows: Ms. Charlsie Idol, a staff member of TL&C and a member of the engagement team for the Company resigned from TL&C on September 30, 2004. On October 13, 2004, management of the Company discussed with TL&C its intent to hire Ms. Idol as Controller and its corresponding determination to terminate its relationship with TL&C. On October 15, 2004, Ms. Idol was hired as Controller of the Company. On October 19, TL&C prepared a letter to the Company indicating that the client-auditor relationship had ceased due to "Section 206 of Sarbanes-Oxley Act of 2002".

      Management's decision to hire Ms. Idol, a former member of the audit engagement team, was the specific event that gave rise to the Section 206 conflict and the termination of the client-auditor relationship.

      The conflict in question arose upon the hiring of Ms. Idol and does not impact any previously issued financial statements.

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      2. The Company believes there is no inconsistency between the disclosure in the first paragraph of Item 4.01 and the third and fourth paragraphs of Item
4.01. The third and fourth paragraphs, referencing periods prior to the termination of the client-auditor relationship, address the specific disclosure requirements and periods set forth in Item 3.04(a)(1)(iv) and (v) of Regulation S-K. Accordingly, the Company does not believe that an amendment to the referenced Form 8-K is necessary.

      3. Your comment regarding the retention of Malone & Bailey, PLLC appears to be in error. The Company is headquartered, and all operations are, in Houston, Texas. The Company has no operations or assets in the state of New York.

      4. As no amendment to the referenced Form 8-K is being filed, no updated
Exhibit 16 is necessary.

      In responding to the SEC staff's comments regarding the referenced filings, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions regarding the foregoing responses, please feel free to contact the undersigned, or Ms. Idol, at (713) 622-1100 or the Company's counsel, Michael Sanders, at (832) 446-2599.

                                         Sincerely,


                                         PRO SQUARED, INC.

                                         /s/ Craig Crawford

                                         Craig Crawford
                                         President